CONSENT OF
GBM MINERALS ENGINEERING CONSULTANTS LIMITED
Regal House 70 London Road
Twickenham, Middlesex, TW1 3QS, England

April 15, 2015

CONSENT OF EXPERT

VIA EDGAR

United States Securities and Exchange Commission:

RE:	Tasman Metals Ltd. Management's Discussion and Analysis for the Six Months Ended February 28, 2015 (the "MD&A")

To Whom It May Concern:

We have assisted with the preparation of the Pre-Feasibility Study – NI 43-101 – Technical Report for the Norra Karr Rare Earth Element Deposit, Effective Date: January 31, 2015 (the "Study").  We refer to the following (collectively the "Information") which is referenced in the MD&A and/or documents incorporated by reference therein:

1.	The Study;
2.	The process and infrastructure design and cost estimation for the integrated processing plant for the Study which was completed by us; and
3.	The scientific and technical information contained in the MD&A in relation to metallurgical test work which was completed by us.

We hereby consent to the use of our name and the Information, and summaries thereof, and inclusion and incorporation by reference thereof and information derived from such Information in the MD&A and/or Tasman Metals Ltd.'s Registration Statement on Form F-3 (File No. 333-190863), and any associated prospectus, filed with the United States Securities and Exchange Commission.

We confirm that we have read a draft of the MD&A and we have no reason to believe that there are any misrepresentations that are derived from the Information or that are within our knowledge as a result of the services we performed in connection with such Information.

Yours truly,

GBM MINERALS ENGINEERING CONSULTANTS LIMITED

/s/Michael Short
Signature

Michael Short
Print Name

Managing Director
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